Exhibit 4.17

CONSULTANCY AGREEMENT

THIS AGREEMENT is made on the 1st day of July 2016.

BETWEEN

BENITEC BIOPHARMA LIMITED (ACN 068 943 662) with its offices at F6/1-15 Barr Street, Balmain, New South Wales 2041, Australia (“Client”)

AND

CoSA Pty Ltd of Suite 1A, Level 2, 802 Pacific Highway Gordon, NSW 2072 (“Consultant”)

RECITALS

A.	The Consultant has expertise in relation to company secretarial and Chief Financial Officer roles.

B.	The Client wishes to engage the services of the Consultant as Chief Financial Officer to supervise and complete the annual statutory financial statements (2015/16) and September quarterly accounts.

C.	The Parties wish to enter into this Agreement to set out the terms and conditions governing their relationship.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement the following definitions will apply except where the context otherwise requires:

“Agreement” means this agreement (including the Recitals and Schedule), and any amendment to it in accordance with clause 15.1.

“Commencement Date” means the commencement date specified in Item 1(a) of the Schedule.

“Completion Date” means the completion date specified in Item 1(b) of the Schedule.

“Confidential Information” means all know-how, financial information and other commercially valuable information in whatever form including the Reports and Results as the Confidential Information of the Client, unpatented inventions, trade secrets, formulae, discoveries, works, improvements, innovations, ideas, concepts, graphs, drawings, designs, biological materials, samples, devices, models and other materials of whatever description and howsoever documented, recorded or disclosed, which a Party claims as confidential to itself or to a third party to whom it owes a duty of confidentiality and which is within its control. The following are exceptions to such information:

(a)	information which is already in the public domain;

(b)	information which becomes part of the public domain otherwise than as a result of an unauthorised disclosure by the recipient Party or its representatives;

(c)	information which is or becomes available to the recipient Party from a third party lawfully in possession of such information and who has the lawful power to disclose such information to the recipient Party on a non-confidential basis;

(d)	information which is rightfully known by the recipient Party (as shown by its written record) prior to the date of disclosure to it hereunder; or

(e)	information which is independently developed by an employee of the recipient Party who has no knowledge of the disclosure under this Agreement

“Consultant Background IP” means inventions, copyright works and other subject matter capable of copyright protection, designs, trade marks, software, trade secrets expertise, knowledge, skills, techniques, methods, procedures, ideas, concepts and Intellectual Property Rights possessed by the Consultant prior to the Commencement Date or developed separately to and concurrently with the performance of the Consultancy Services, which the Consultant makes available and which is reasonably necessary for the performance of the Consultancy Services.

“Consultant Facilities” means those facilities of the Consultant which the Consultant has agreed to provide for the purposes of the performance of the Consultancy Services, as described in Item 11 of the Schedule.

“Consultancy Services” means the consultancy services described in Item 2 of the Schedule.

“Deliverables” means the deliverables specified in Item 7 of the Schedule.

“Fee” means the fee set out in Item 4 of the Schedule.

“Insurances” means the insurances set out in Item 10 of the Schedule

“Intellectual Property Rights” means the statutory and other rights in respect of patents, designs, circuit layouts, copyrights, confidential information and all other intellectual property rights defined in Article 2 of the Convention Establishing the World Intellectual Property Organisation of July 1967.

“Parties” means the parties to this Agreement, their respective successors and permitted assigns, and “Party” means either one of them.

“Payment Arrangements” means the payments arrangements specified in Item 6 of the Schedule.

“Personnel” of a Party means that Party’s employees, agents, contractors, consultants, directors, officers and sub-licensees (appointed pursuant to this Agreement), including without limitation in the case of the Consultant, the Specified Personnel, and any of them.

“Reimbursable Expenses” means the reimbursable expenses specified in Item 5 of the Schedule.

“Reports” means the reports specified in Item 7(b) of the Schedule.

“Results” means the results of the Consultancy Services, and any inventions, discoveries, works, improvements, innovations, ideas, concepts, know-how, trade secrets or Confidential Information and the Intellectual Property Rights in them which are created or invented by the Consultant (including the Specified Personnel) in the course of performing the Consultancy Services but expressly excludes the Consultant Background IP.

“Specified Personnel” means the person or persons specified in Item 3 of the Schedule.

“Term” means the term specified in clause 2.

“$” means Australian dollars (AUD).

1.2	In this Agreement, unless the contrary intention appears:

(a)	headings are for convenience only and do not affect the interpretation of this Agreement;

(b)	a reference to a clause, Schedule or Recital is a reference, respectively, to a clause of, schedule to or recital of this Agreement; and

(c)	a reference to a statute or regulation includes an amendment or re-enactment to that legislation and includes subordinate legislation in force under it;

(d)	the singular includes the plural and vice versa;

(e)	a reference to a gender includes reference to every gender; and

(f)	a provision of this Agreement will not be interpreted against a Party just because that Party prepared the provision.

1.3	In the event of any inconsistency between the clauses of this Agreement and the Schedule to this Agreement, then to the extent of such inconsistency, the clauses of the Agreement shall prevail.

2.	TERM

2.1	This Agreement commences on the Commencement Date and concludes on the Completion Date subject to its earlier termination pursuant to clause 11.

2.2	In the event that the Consultant performs any of the Consultancy Services prior to, but in anticipation of, the execution of this Agreement, those Consultancy Services shall be deemed to have been conducted pursuant to, and on the terms of, this Agreement.

3.	CONSULTANCY SERVICES

3.1	During the Term, the Consultant will provide the Consultancy Services to the Client:

(a)	in accordance with the terms and conditions of this Agreement; and

(b)	at the times and in the manner specified in this Agreement or as otherwise reasonably requested by the Client from time to time.

3.2	To the extent applicable, the Consultant agrees to use and make available the Consultant Facilities in conjunction with the Consultancy Services.

3.3	The Consultant will carry out the Consultancy Services with all necessary and appropriate professional skill and diligence and will comply with all relevant laws in carrying out the Consultancy Services.

3.4	The Consultant shall provide the Consultancy Services during the Term through the Specified Personnel. The Consultant may not sub-contract any part of the Consultancy Services.

3.5	In the event that the Consultant is unable to provide, or loses the right to provide, the Consultancy Services to the Client through the Specified Personnel, and a replacement for the Specified Personnel acceptable to the Client in its reasonable opinion cannot be provided by the Consultant, the Client may terminate this Agreement under clause 11.

4.	FEE

4.1	The Client must pay to the Consultant the Fee and any incurred Reimbursable Expenses in accordance with the Payment Arrangements.

4.2	The Consultant must provide tax invoices to the Client in accordance with clause 13.

4.3	Upon termination of this Agreement pursuant to clause 11, the Consultant shall render a final tax invoice for Consultancy Services performed and incurred Reimbursable Expenses up to the date of termination, together with any other unavoidable and committed costs incurred by the Consultant up to the date of termination, and the Client shall pay such tax invoice in accordance with clause 4.1, subject to clause 11.5.

5.	INTELLECTUAL PROPERTY

5.1	All Consultant Background IP shall continue to be owned by the Consultant.

5.2	The Consultant grants the Client a non-exclusive, irrevocable, royalty free, perpetual licence to use the Consultant Background IP to the extent necessary for the Client to use and exploit the Results for any purpose.

5.3	The Client shall own the Results as and when these are created. The Consultant hereby assigns to the Client all rights, title and interest throughout the world in or to the Results including without limitation all Intellectual Property Rights in respect of or relating to the Results.

5.4	The Consultant agrees to perform all such acts and execute all such agreements and other documents as Client reasonably requires, at its expense, to perfect its rights pursuant to clause 5.3.

5.5	The Consultant warrants that it is not subject to any agreement, policy, arrangement or otherwise, including in relation to employment or the provision of other consultancy services, which is inconsistent with or would otherwise restrict its ability to undertake the Consultancy Services or the assignment of Intellectual Property Rights arising from the Consultancy Services to the Company in accordance with clause 5.3.

6.	ATTENDANCE ON PREMISES OF CLIENT

6.1	The Consultant will use its reasonable endeavours to ensure that the Specified Personnel granted access to the Client’s premises comply with all lawful and reasonable directions from time to time given by the Client’s officer-in-charge of the premises.

6.2	The Client shall ensure that the Specified Personnel is or are, as the case may be, fully informed regarding any precautions and other careful acts that must be, or ought to be, taken to ensure the safety of the Specified Personnel and the safety and integrity of any equipment of the Client and of the Consultant while the Specified Personnel is or are, as the case may be, on the premises of the Client.

7.	WARRANTIES AND INDEMNITIES

7.1	The Consultant warrants that it has all necessary permissions and is entitled to undertake the Consultancy Services and is not, by undertaking the Consultancy Services, in any conflict of interest.

7.2	The Consultant releases and indemnifies and will continue to release and indemnify the Client, its officers, employees, subcontractors and agents from and against all actions, claims, proceedings or demands (including those brought by third parties) which may be brought against it or them, whether at common law, in equity or pursuant to statute or otherwise, in respect of any loss, death, injury, illness or damage (whether personal or property, and whether direct or consequential, including consequential financial loss) and any infringement of Intellectual Property Rights, howsoever arising out of the Consultant’s exercise of its rights or obligations under this Agreement or as a result of any breach of the terms of this Agreement or any unlawful or negligent act or omission of the Consultant and from and against all damages, costs and expenses incurred in defending or settling any such claim, proceeding or demand.

7.3	The indemnities provided under clause 7.2 are continuing obligations, separate and independent of the Consultant’s other obligations and will survive the expiration or, where relevant, earlier termination, of the Agreement.

8.	REPORTS AND DELIVERABLES

8.1	The Consultant will deliver the Deliverables to the Client in the manner and at the times set out in in Item 7 of the Schedule.

8.2	The Consultant will submit the Reports to the Client in the manner and at the times set out in Item 7(b) of the Schedule.

8.3	The Client will own the Reports and Deliverables.

9.	INSURANCE

9.1	The Consultant will effect and maintain adequate and appropriate liability insurance, including without limitation third party liability insurance, insurances to support its indemnities under clause 7 and the Insurances, in respect of its obligations under this Agreement. The Consultant will comply with the terms of such insurance policies.

9.2	The Client will within thirty days of a request from the Consultant provide evidence of the currency of the insurance policies referred to in this clause 9.

10.	CONFIDENTIALITY

10.1	Each Party undertakes to keep confidential this Agreement and all Confidential Information of the other Party disclosed under or pursuant to this Agreement, and shall not, without the prior written consent of the relevant other Party, disclose or permit the same to be disclosed to any third party.

10.2	Each Party shall use all reasonable endeavours (including, but not limited to, labels or verbal notification) to ensure that the other Party is aware of the confidential nature of Confidential Information at the time of disclosure.

10.3	Each Party shall ensure that its Personnel comply with the obligations of confidentiality imposed upon it by this clause 10 as if personally bound by such obligations.

11.	TERMINATION OF AGREEMENT

11.1	The Client may terminate this Agreement by giving two (2) week’s written notice to the Consultant.

11.2	Either Party may terminate this Agreement immediately by written notice to the other Party if:

(a)	the other Party breaches a term of this Agreement and fails to remedy the breach within 14 days after receiving notice requiring the other Party to rectify such breach; or

(b)	if the other Party is or becomes subject to proceedings which may result in the other Party becoming bankrupted, wound up, under voluntary administration or subject to the control of a receiver or receiver and manager.

11.3	The Client may immediately terminate this Agreement by written notice if the Consultant loses the right to the services of the Specified Personnel and is unable to provide alternative Specified Personnel as further set out in clause 3.5.

11.4	Termination of this Agreement will not affect the obligations of the Parties under clauses 5, 7, 9 and 11 which shall survive termination.

11.5	If this Agreement is terminated:

(a)	termination shall not affect the rights or obligations which have accrued up to the date of termination and any other rights and obligations which under the terms of this Agreement are expressed to survive termination;

(b)	the Client shall pay to the Consultant any unavoidable and committed costs incurred by the Consultant up to the date of termination of this Agreement, except where this Agreement is terminated by the Client for default of the Consultant under clause 11.2;

(c)	any Confidential Information including any report or material disclosed by a Party to the other Party shall immediately be returned to the disclosing Party and neither Party may retain any copies in any form, save that each Party may retain one copy solely for its proper record keeping requirements; and

(d)	each Party shall continue to strictly maintain the confidentiality of the other Party’s Confidential Information, the terms of this Agreement, the Consultant Background IP and any Results, and shall not permit the disclosure of any such information to any third party or make or permit to be made any use of such information for any purpose other than as expressly provided in this Agreement.

12.	RESOLUTION OF DISPUTES

12.1	If a dispute arises between the Parties (“Dispute”), the Parties agree to negotiate in good faith to resolve the Dispute and shall refer resolution of the Dispute to their chief executive officers, or their nominees. If the Dispute has not been resolved by negotiation within a reasonable time then either Party may refer the Dispute to mediation and shall do so before initiating proceedings in a court to resolve the Dispute. A Dispute which is referred to mediation shall be referred to the Australian Commercial Dispute Centre Limited (“ACDC”), conducted in accordance with the ACDC Mediation Guidelines, and shall be heard by one mediator appointed under the rules in Melbourne, Victoria. If the Dispute has not been resolved within sixty (60) days of referral to ACDC either Party is free to initiate proceedings in a court. Nothing in this clause shall prevent a Party from seeking interlocutory relief through courts of appropriate jurisdiction.

13.	GST

13.1	When any consideration (whether expressed in money or otherwise) becomes due in respect of a Taxable Supply by the Consultant, the Consultant shall provide the Client with a Tax Invoice and any other documentation required under the GST Law.

13.2	If GST is applicable to a Supply made under this Agreement, then, to the extent that the consideration for the relevant Supply is not stated to include an amount in respect of GST, the Consultant may increase the consideration by the applicable amount of GST and the Client shall pay that increased amount.

13.3	If the GST on a Taxable Supply is varied pursuant to any change in legislation, the consideration payable under this Agreement shall be increased or decreased to reflect that variation of the GST.

13.4	For the purposes of this clause 13, GST, GST Law, Input Tax Credit, Supply, Tax Invoice and Taxable Supply have the meanings attributed to those terms in A New Tax System (Goods and Services Tax) Act 1999 (Cth) as amended from time to time.

14.	NOTICE

14.1	Any notice required or permitted hereunder shall be in writing and may be served on a Party at its address for service set out below by hand, prepaid post or facsimile.

14.2	A notice given in accordance with clause 14.1 is treated as having been given and received:

(a)	if hand delivered, on the day of delivery;

(b)	if sent by prepaid post, on the second business day after the date of posting (or on the seventh business day after the date of posting if posted to or from a place outside Australia); and

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire notice unless, within eight business hours after the transmission, the recipient informs the sender that it has not received the entire notice, but if the delivery, receipt or transmission is not on a business day or is after 5.00pm on a business day, the notice is taken to be received at 9.00am on the next business day.

14.3	Notices shall be sent to the Parties at the address specified in Item 9 of the Schedule.

15.	GENERAL

15.1	Use of Name

The Consultant must not use the name of the Client in any publicity, advertising sales or promotional or similar material without the prior written consent of the Client which consent the Client may withhold in its absolute discretion.

15.2	Assignment and Variation

(a)	Neither Party may assign its rights under this Agreement without the prior written consent of the other Party.

(b)	The Consultant and the Client may vary this Agreement by an instrument in writing, signed by both Parties.

15.3	Relationship

Each Party enters this Agreement as an independent contractor and nothing in this Agreement will create any other relationship between them.

15.4	Governing Law

This Agreement is governed by and is to be construed in accordance with the laws of the State of New South Wales, Australia and the Parties submit to the jurisdiction of the courts of that State.

15.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties about the subject matters contained in this Agreement. Any previous agreements, understanding and negotiations on those subject matters have no effect.

15.6	Severance

A term or part of a term of this Agreement that is illegal or unenforceable may be severed from this Agreement and the remaining terms or parts of the term of this Agreement continue in force except to the extent that the provisions to be severed would materially change the substance of this Agreement, in which case the Parties shall negotiate in good faith to seek agreement on a replacement provision that is valid and enforceable and shall as far as possible, give effect to the intention of the Parties, and in the absence of such agreement this Agreement shall immediately terminate.

15.7	Force Majeure

No Party shall be liable for a failure to meet its obligations under this Agreement arising from an unavoidable delay beyond the reasonable control of the affected Party, provided that the affected Party gives written notice of the delay to the other Party as soon as possible after the affected Party becomes aware of the delay or expected delay.

15.8	Waiver

No failure to exercise or delay in exercising any right, power or remedy by a Party shall operate as a waiver nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise of that right, power or remedy.

EXECUTED BY THE PARTIES AS AN AGREEMENT

Signed for and on behalf of BENITEC BIOPHARMA LIMITED by	) )

Greg West	)	/s/ Greg West
[Insert name]	)	[signature]
)
Interim CEO	)	30 June 2016
[Insert title]	)	[date]

Signed for and on behalf of CoSA Pty Ltd by	) )

Bryan Dulhunty	)	/s/ Bryan Dulhunty
[Insert name]	)	[signature]
)
Managing Director	)	30 June 2016
	)	[date]

SCHEDULE

Item 1	Commencement Date and Completion Date

(a)	Commencement Date: 1 July 2016

(b)	Completion Date: 31 October 2016

Item 2	Consultancy Services

Supervise and complete the annual statutory financial statements (2015/16) and September 2016 quarterly accounts to the satisfaction of Client’s CEO.

We recognise that AUD10,000 per month for Consultancy Services is an estimate and there may be additional work required which exceeds the scope of Consultancy Services and Fees. The additional work will be as agreed between the Client and Consultant and will be paid for at the Consultant’s usual daily rate of $1450.

Item 3	Specified Personnel

Bryan Dulhunty

Item 4	Fee

AUD10,000 per month of Consultancy Services.

Item 5	Reimbursable Expenses

[For example, air travel, accommodation, taxi fares].

Item 6	Payment Arrangements

*     This is an example for where there is a single payment—Please complete/delete as appropriate.

Anticipated Invoice Date	GST Exclusive Amount	GST	Total Fee
< >	< >	< >	< >

*     This is an example for where there are multiple payments—Please complete/delete as appropriate.

Installment Number	Anticipated Invoice Dates	GST Exclusive Amount	GST	Installment
1		$	$	$
2		$	$	$
3		$	$	$
Total Fee		$	$	$

The Client will pay the Consultant the relevant Fee within [xx] days of the invoice date. Reimbursable Expenses incurred will be payable at the same time as the payment of the Fee.

Item 7	Deliverables

(a)	Supervision and completion of annual statutory financial statements in accordance with timelines and statutory requirements

(b)	Supervision and completion of September quarterly financial statements in accordance with timelines and Client’s requirements

Item 8	Reports

As per Deliverables at Item 7

Item 9	Notices

(a)	in the case of the Client:

F6/1-15 Barr Street, Balmain, New South Wales 2041, Australia

Attention: Greg West

Email: gwest@benitec.com

(b)	in the case of Consultant:

Suite 1A, Level 2, 802 Pacific Highway

Gordon NSW 2072

Attention: Bryan Dulhunty

Email: bryan.dulhunty@cosa.biz

Item 10	Consultant Insurances

Professional Indemnity Insurance of $5 million per occurrence or event.

Public Liability Insurance of $10 million per occurrence or event.

Item 11	Consultant Facilities

Not applicable